Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

April 25, 2017

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Williamson, Senior Counsel
Mr. Jason Fox, Senior Staff Accountant

Re:	TCG BDC, Inc. (f/k/a Carlyle GMS Finance, Inc.)
Confidential Draft Registration Statement on Form N-2
Submitted March 7, 2017
File No. 814-00995

Dear Mr. Williamson:

On behalf of TCG BDC, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 6, 2017 relating to the above-referenced registration statement (the “Registration Statement”) of the Company which was previously filed with the Commission on Form N-2 on March 7, 2017.

The Company is concurrently filing via EDGAR an amended Registration Statement on Form N-2 (“Amendment No. 1”), marked against the Registration Statement in accordance with Rule 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

General

1.	Prior to effectiveness, please have a FINRA representative contact us to confirm its review and approval of the underwriting terms.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

April 25, 2017

Response to Comment 1:

The Company confirms that, prior to effectiveness, it will have a FINRA representative contact the Staff to confirm to the Staff FINRA’s review and approval of the underwriting terms.

2.	We note that Carlyle advises another business development company called NF Investment Corp. In its Form 10-K filed March 22, 2017 NF Investment Corp. indicates it will wind down upon the completion of a qualified IPO by TCG BDC. Please confirm whether the proposed transaction would be a qualified IPO and tell us of any role TCG BDC may play in assisting with the wind down.

Response to Comment 2:

The Company expects that the proposed transaction will be a qualified IPO. As disclosed in NFIC’s filings with the Commission, upon the completion of a qualified IPO of the Company, the board of directors of NFIC (subject to any necessary stockholder approvals and applicable requirements of the Investment Company Act) will use its best efforts to wind down and/or liquidate and dissolve NFIC. The Company and NFIC are two separate companies. If NFIC stockholders vote to commence the wind down, the Company does not currently anticipate that it will play any role in such wind down. The Company’s Investment Adviser also serves as the investment adviser for NFIC and is expected to assist with any wind down of NFIC in its capacity as NFIC’s investment adviser. While the Company does not expect to participate in the wind down of NFIC, the Company advises the Staff that it may hold preliminary discussions with NFIC regarding a potential asset sale or combination transaction. There is no assurance that any of the preliminary discussions will result in any combination transaction.

3.	Please confirm that the Company has no intention of issuing preferred securities within 12 months of effectiveness. If the Company is unable to so confirm, please disclose the potential material consequences to shareholders.

Response to Comment 3:

The Company confirms that it does not currently intend to issue preferred securities within 12 months of effectiveness.

Summary, page 1

4.	On page two the Company indicates that “[diversification of [y]our portfolio is a key tenet of [y]our risk management strategy, including diversification by borrower, industry sector, sponsor relationships and other metrics.” On page 92 under Carefully Constructed Portfolio of Diversified Senior Secured, Floating Rate Loans the Company emphasizes its portfolio of “105 investments in 90 portfolio companies across 28 industries and 62 unique sponsors.” While these metrics suggest diversification, they are not as informative as asset-based disclosures (i.e., “no more than 5% of our assets can be allocated to ...”). If applicable, please revise the disclosure to focus on any asset-based limits the Company uses to provide diversification.

U.S. Securities and Exchange Commission

April 25, 2017

Response to Comment 4:

The Company does not have any asset-based limits and has included information regarding its classification as a nondiversified investment company in “Risk Factors—Risks Related to Our Business and Structure—Certain investors are limited in their ability to make significant investments in us.”

The Company has included asset-based disclosure with respect to portfolio company and industry diversification in the second paragraph under “Investment Portfolio” on page 3 of Amendment No. 1.

The Offering, page 11

5.	In describing the Incentive Fee on page 13 and elsewhere the Company references a hurdle rate of 1.50%, however you do not indicate what the base is (i.e., 1.50% of x). Please revise to clarify.

Response to Comment 5:

The Company has revised the disclosure on pages 14 and 116 of Amendment No. 1 to clarify that the hurdle rate of 1.50% is compared to the pre-incentive fee net investment income expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter.

Fees and Expenses, page 17

6.	Footnote five indicates that the base management fee is calculated at an annual rate of 1.50% based on the average value of the Company’s gross assets. To assist in comparisons, we believe that the management fee presentation in the table should be based on net assets. Please confirm the Company’s intention to present the fee based on net assets in the fee table. Also, because the Advisor’s fee will increase if the Company uses leverage, please ensure that the risk and conflicts disclosure address the Advisor’s incentive to do so.

Response to Comment 6:

The Company has revised the disclosure as requested on page 18 and confirms its intention to present the management fee in the fee table based on net assets. In addition, the risks and conflicts associated with our Investment Adviser’s incentive to use leverage are addressed on page 30 of Amendment No. 1 under “Risk Factors—Risks Related to Our Business and Structure—Our fee structure may induce our Investment Adviser to pursue speculative investments and incur leverage, and investors may bear the cost of multiple levels of fees and expenses.”

7.	The disclosure on page 18 states that transaction expenses are not included in the expense example. General Instruction 11 under Item 3.1 of Form N-2 requires you to reflect all recurring and non-recurring fees, including underwriting discounts and commissions. Please revise as necessary.

Response to Comment 7:

The Company has revised the disclosure to delete the exclusion of transaction fees on page 19 of Amendment No. 1.

U.S. Securities and Exchange Commission

April 25, 2017

Risk Factors, page 22

8.	Currently the Company presents approximately 31 pages of risk factors. Some of the risk factors are lengthy, detailed, and complex. Others are generic and would apply to any issuer. We are concerned that the length and complexity of the risk disclosure may distract investors from other essential information contained in your prospectus. Please review the risk factors to ensure it is clear and concise and revise as necessary.

Response to Comment 8:

The Company has reviewed the risk factors and revised the disclosure as requested in the section entitled “Risk Factors” of Amendment No. 1 in accordance with the Staff’s comments.

9.	We note the reference on page 51 to original issue discount (OID) and payment in kind (PIK). It is unclear whether a material portion of the Company’s portfolio or income will be attributable to OID or PIK. If material, please consider adding disclosure that:

•	the higher yields and interest rates on OID and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans;

•	OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

•	OID instruments generally represent a significantly higher credit risk than coupon loans.

•	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

•	OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Response to Comment 9:

Although none of the Company’s interest income is PIK, the Company did record amortized OID into interest income during each of the past three fiscal years. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure as requested on page 46 of Amendment No. 1.

Use of Proceeds, page 55

10.	We note the Company’s intention to use a portion of the offering proceeds to repay outstanding indebtedness. If a material portion of the offering proceeds will be used for other purposes, please describe them. Also, to the extent you anticipate using less leverage going forward, please consider addressing the impact this may have in your Management’s Discussion and Analysis Overview.

U.S. Securities and Exchange Commission

April 25, 2017

Response to Comment 10:

The Company intends to use all of the offering proceeds to repay outstanding indebtedness and has revised the disclosure as requested on page 52 of Amendment No. 1. The Company has revised the disclosure as requested on page 76 of Amendment No. 1 to address the impact its leverage may have going forward.

11.	Either here, or in the Underwriting discussion on page 167, disclose the approximate dollar amount of offering proceeds being paid to each Lender who is affiliated with one of your Underwriters. Please confirm whether FINRA has determined that the offering will have one or more Qualified Independent Underwriters pursuant to its rules or an exemption applies.

Response to Comment 11:

Pursuant to FINRA Rule 5121(f)(7)(B) offerings by a business development company do not give rise to “conflicts of interest” and therefore no Qualified Independent Underwriter is required to participate in this offering.

Form N-2 requires disclosure of any material relationship with the Registrant with respect to each principal underwriter. Accordingly, the section entitled “Underwriting—Other Relationships” includes disclosure to the effect that affiliates of certain of the underwriters serve as lenders under the Company’s credit facilities. In addition, disclosure is included that affiliates of the underwriters may receive part of the proceeds of the offering by reason of the repayment of certain amounts of the credit facilities. Furthermore, the section entitled “Use of Proceeds” discloses the portion of the net proceeds from the offering that will be used to repay the borrowings under the Company’s credit facilities and notes that affiliates of the underwriters are lenders under the credit facility and certain underwriters may receive more than 5% of the proceeds of the offering. We further note that there is not a specific requirement in Form N-2 requiring disclosure of the approximate dollar amount of proceeds being paid to each lender and that such disclosure is not ordinarily required to be included. We respectfully submit that appropriate disclosure has been included regarding the use of proceeds and the potential receipt of proceeds by affiliates of the Underwriters and inclusion of proceeds received on an individual lender basis will only seek to provide extraneous details that are not material to investors and will result in additional cumbersome disclosure.

Distributions, page 56

12.	We note your disclosure on page 56 that you intend to make quarterly distributions but that, “to the extent [you] issue senior securities, [you] will be prohibited from making distributions if doing so causes [you] to fail to maintain [required] asset coverage ratios.” The Senior Securities table on page 88 indicates that you have $668 million in outstanding senior securities and an asset coverage ratio of approximately 209% as of September 30, 2016. Please revise the disclosure here and elsewhere, as appropriate, to reference the actual amount of asset coverage the Company is required to maintain and to inform investors of your asset coverage as of a more recent date. In addition, please explain how management views and prioritizes the dividend relative to its asset coverage requirements.

U.S. Securities and Exchange Commission

April 25, 2017

Response to Comment 12:

The Company has revised the disclosure as requested on pages 53 and 84 of Amendment No. 1.

Management views both the dividend and asset coverage requirements as priorities for the Company. If the Company were unable to meet the asset coverage test, the Company’s ability to borrow money would be limited, which could significantly decrease the Company’s ability to invest in attractive investment opportunities and could decrease returns to the Company’s stockholders.

If the Company does not meet its distribution requirements, the Company would fail to qualify for the U.S. federal income tax benefits allowable to RICs. Failure to qualify as a RIC means the Company could become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). Any of these outcomes could cause an event of default under the Company’s outstanding indebtedness and could have a material adverse effect on the Company’s business, financial condition or results of operations.

13.	Please confirm that none of the dividends summarized on page 57 include return of capital. If return of capital is included, then please disclose it separately in your table.

Response to Comment 13:

The Company confirms that none of the dividends summarized on pages 53 and 54 include return of capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

14.	We note that the Company provides an Overview at the beginning of the Management’s Discussion and Analysis starting on page 60. However, the Company’s disclosure does not highlight for investors the significant events, trends and uncertainties that it views as most critical to the Company’s revenues, financial position, liquidity and results of operations. For example, we note:

•	Weighted average yields increased from 7.75% at December 31, 2015 to 8.01% at September 30, 2016 but the Company does not explain whether this is due to higher interest rates generally, changes in portfolio credit quality or duration, or other factors such as repayments. In addition, the Company does not quantify the impact higher yields had on your revenues during the relevant periods.

•	Internal Risk Rating categories four and five both increased between September 30, 2016 and December 30, 2015 in total and percentage terms but the Company does not explain the underlying causes for the increase or the impact it had or may have on future results of operations.

•	The Company has made significant debt and equity investments in the Credit Fund but do not quantify the impact these investments have had on your financial results.

U.S. Securities and Exchange Commission

April 25, 2017

These are examples of items that might be addressed in revised disclosure. Ultimately, management’s discussion and analysis should enable investors to see the business through the eyes of management and the narrative should discuss the events, trends and uncertainties management considers important. It should also focus on the key performance indicators management uses in analyzing its financial condition and results of operations. For guidance, please refer to Commission Guidance Regarding Management’s Discussion and Analysis, Release No. 33-8350 (Dec. 19, 2003). See Item 4.2 of Form N-2. Please revise accordingly.

Response to Comment 14:

The Company has revised the disclosure as requested on pages 59, 61, 62, 63, 66 and 67 of Amendment No. 1.

15.	On page 29 the Company indicates that the effective advisory fee will increase following the offering because a fee waiver of .50% will terminate. If material, please revise the Overview to discuss the likely financial impact of the termination, in both quantitative and qualitative terms.

Response to Comment 15:

The Company has revised the disclosure as requested on page 57 of Amendment No. 1.

Middle Market Credit Fund, page 71

16.	Either here or on page 91 under Strategic Relationships, please address the material terms of the Second Amended and Restated Limited Liability Company Agreement. Without limit, the revised disclosure should address topics such as how the Credit Fund sources and makes its investment decisions, how expenses are allocated, and any payments it makes to Carlyle-affiliated entities. Please also confirm that any payments that would require disclosure pursuant to Item 20.5 of Form N-2 or Item 404 of Regulation S-K of Form 10-K have been disclosed. In addition, please clarify whether the Company’s investments in the Credit Fund are considered qualifying assets for purposes of complying with the Investment Company Act.

Response to Comment 16:

The Company has revised the disclosure as requested on pages 66 and 67 of Amendment No. 1.

The Company supplementally confirms to the Staff that any payments that would require disclosure pursuant to Item 20.5 of Form N-2 or Item 404 of Regulation S-K have been disclosed in the Company’s Form N-2 or 10-K, as applicable.

The Company’s investments in Credit Fund are not considered qualifying assets for purposes of complying with the Investment Company Act.

17.	On page 71 the Company indicates that funding commitments “generally” require Credit Fund Board approval. Please tell us why generally is included in this statement. Are there any circumstances in which funding commitments could be made with the approval of Board members appointed by the Company - if so, please explain.

U.S. Securities and Exchange Commission

April 25, 2017

Response to Comment 17:

Under Credit Fund’s Second Amended and Restated Limited Liability Company Agreement, dated as of June 24, 2016 (the “Limited Liability Company Agreement”), capital calls are subject to the approval of the board of managers of Credit Fund, on which the Company and Credit Partners have equal representation, subject to the following exception. Pursuant to a Pledge, Security Agreement and Assignment of Capital Commitments, dated June 24, 2016 , the Company assigned to Citibank N.A., as the Collateral Agent under Credit Fund Sub’s loan and servicing agreement (the “LSA”), the right under the Limited Liability Company Agreement to call capital commitments from Credit Fund’s members when an event of default has occurred and is continuing under the LSA, subject to additional limitations on the ability of the Collateral Agent to call capital. Therefore, in an event of default situation, the Collateral Agent may call capital commitments without the approval of the board of managers of Credit Fund.

18.	Please disclose the interest rates and maturity dates associated with the Credit Fund’s subordinated loans and mezzanine loans.

Response to Comment 18:

The Company has revised the disclosure as requested on page 67 of Amendment No. 1.

19.	Please disclose whether the Credit Fund follows the same Internal Risk Rating system as the Company and confirm whether the Credit Fund is intended to have a similar risk profile. Also, please clarify whether the Company expects the Credit Fund to make regular distributions and state the basis for the Company’s belief.

Response to Comment 19:

Credit Fund follows the same Internal Risk Rating system as the Company, and the Company has revised the disclosure as requested on pages 66 and 67 of Amendment No. 1. In terms of Credit Fund’s risk profile, the Company advises the Staff that Credit Fund’s portfolio was comprised of 99.3% first lien loans (as a percentage of total fair value) as of December 31, 2016, compared to 80.1%, including first lien last out loans (as a percentage of total fair value) for the Company as of December 31, 2016.

The Company expects Credit Fund to make regular quarterly distributions based on Credit Fund’s Limited Liability Company Agreement and its historical financial condition. Under the Limited Liability Company Agreement, to the extent cash and cash equivalents are available, Credit Fund shall make distributions quarterly in an amount equal to the investment company taxable income and net capital gains earned in the preceding quarter. Credit Fund has made distributions totaling $3.35 million for fiscal year 2016, and the Company expects this to continue going forward.

U.S. Securities and Exchange Commission

April 25, 2017

20.	The disclosure on page 75 indicates that the Credit Fund Sub Facility provides for secured borrowings up to $440 million which is secured by a first lien security interest in substantially all of the Credit Fund’s portfolio investments and the Company’s unfunded capital commitments. This arrangement appears similar to a letter of credit or payment guaranty issued by the Company in support of the Credit Fund’s ability to pay. Please explain why this is not treated as a senior security for reporting purposes. In responding, please provide us with the relevant contractual language and provide sufficient detail so that we may follow your analysis.

Response to Comment 20:

The Company notes for the information of the Staff that Credit Fund is a portfolio company and the Company’s unfunded commitment to the capital of Credit Fund should be viewed like any commitment to a portfolio company. Importantly, the commitment is in the nature of an ordinary course contingent operating obligation that is not treated as a liability for accounting purposes and simply is not “evidence of indebtedness” bearing any “similarity” to a “bond, note or debenture” as required by section 18(g) of the Investment Company Act. While the Company appreciates that certain open-end funds during the 1970s may historically have engaged in trading techniques to get around their inability to issue senior securities in any form other than borrowing from a bank, this commitment obligation does not exhibit the risks that concerned the Commission at that time and is not appropriately considered a senior security. The Company’s pledge of the commitment to a bank does not change the nature of the underlying obligation.

The Company’s obligations under the pledge arrangement are conditional and currently the conditions have not been satisfied. As described in the Company’s response to comment 17 above, under the Pledge Agreement, the Collateral Agent under the LSA only has the right under the Limited Liability Company Agreement to call capital commitments from Credit Fund’s Members in limited circumstances when an event of default has occurred and is continuing under the LSA, subject to additional limitations on the ability of the Collateral Agent to call capital. The Company respectfully submits that no event of default has occurred or is continuing under the LSA and, as a result, the Company’s obligations to support Credit Fund’s ability to pay remains conditional. For the foregoing reasons, the Company does not treat its unfunded commitment to Credit Fund as a senior security.

As requested by the Staff, set forth below is the relevant contractual language from the Pledge Agreement (emphasis added). As used in the Pledge Agreement, the term “Assignor” refers to the Administrative Agent under the Limited Liability Company Agreement (which is referred to in the Pledge Agreement as the “JV LLC Agreement”), together with its successors and permitted assigns; the term “Assignee” refers to the Collateral Agent under the LSA, together with its successors and permitted assigns; and the term “JV Member” refers to each of the Company and Credit Partners. Other capitalized terms used but not defined below have the meanings assigned to such terms in the Pledge Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Assignor hereby grants, on the terms and conditions set forth herein, a security interest in, pledges and collaterally assigns to Assignee all of Assignor’s right, title and interest in, to and under the JV LLC Agreement, to, from time to time, call Capital Commitments, receive and apply Capital Contributions from JV Members under the JV LLC Agreement and to enforce any of the foregoing, together with all cash and non-cash proceeds of the foregoing and all claims of Assignor with respect thereto now or hereafter existing, together with any and all rights appurtenant thereto arising under the JV LLC Agreement or otherwise (collectively, the “Collateral”);

U.S. Securities and Exchange Commission

April 25, 2017

TO BETTER SECURE:

(a)     payment of all Obligations under the LSA, the Revolving Notes and the other Transaction Documents, and

(b)    the performance and discharge of each and every obligation, covenant and agreement of Assignor (in its capacity as “Transferor” and “Servicer”) and SPV (in its capacity as “Borrower” thereunder) contained in the LSA, the Revolving Notes and the other Transaction Documents.

. . .

Section 2.     Limitations on Assignment.

(a)     From time to time under the LSA, the Sponsors may undertake a Qualifying JV Pledge Reduction which, if so undertaken in accordance with the LSA and subject to the conditions and limitations set forth in the LSA (including, without limitation, the requirement that no Servicer Termination Event or Event of Default has occurred and is continuing, or would result from such Qualifying JV Pledge Reduction and that no Unmatured Event of Default or Borrowing Base Deficiency exists or would result from such Qualifying JV Pledge Reduction), would result in a reduction in the JV Capital Pledge Amount thereunder. In order to more fully give effect to the foregoing, Assignor and Assignee hereby agree that, following the effectiveness of a Qualifying JV Pledge Reduction under the LSA:

(i)     Assignee may not call any Capital Commitments pledged as Collateral hereunder if the aggregate amount of Capital Commitments then called, and the related Capital Contributions received and applied by Assignee pursuant to this Assignment, is equal to or greater than the JV Capital Pledge Amount then in effect; and

(ii)     to the extent that (A) a Capital Contribution is received by Assignee in response to a permitted call of Capital Commitments by Assignee, and (B) the sum of such Capital Contribution and all other Capital Contributions received and applied by Assignee in response to previous calls of Capital Commitments by Assignee exceeds the JV Capital Pledge Amount then in effect, then Assignee shall deliver such excess to JV and may apply the remaining portion of such Capital Contributions in accordance herewith.

(b)    So long as no Event of Default shall have occurred and be continuing, Assignor shall have the right, subject to the terms and conditions of the LSA and this Assignment, to call Capital Commitments and receive and apply Capital Contributions from JV Members under the JV LLC Agreement (subject to the limitation that no such rights may be exercised if such exercise would give rise to an Unmatured Event of Default or an Event of Default or would result in a Borrowing Base Deficiency). For the avoidance of doubt, Assignor and Assignee hereby acknowledge and agree that the exercise by Assignor of any right to call Capital Commitments and receive and apply Capital Contributions from JV Members under the JV LLC Agreement as specified in this Section 2(b) shall not in any way operate to reduce the JV Capital Pledge Amount.

U.S. Securities and Exchange Commission

April 25, 2017

The Company notes for the information of the Staff that if the Company were required to fund the conditional obligation to Credit Fund, the Company reasonably believes that its assets would provide adequate coverage to allow the Company to satisfy its unfunded commitment to Credit Fund as of December 31, 2016. The bases of the Company’s belief are discussed in more detail in the Company’s response to comment 25 below and would apply equally to the expected funding of the commitment to Credit Fund.

Financial Condition, Liquidity and Capital Resources, page 76

21.	Please include a statement that the Company is in compliance with all material financial and operating covenants associated with outstanding borrowings as of a recent date.

Response to Comment 21:

The Company has revised the disclosure as requested on pages 27 and 72 of Amendment No. 1.

22.	Please confirm whether the 2015-1 Issuer incurs a separate management fee or makes any other payments to any third parties, including Carlyle-affiliated third parties.

Response to Comment 22:

The 2015-1 Issuer does not incur a separate management fee and does not make any other payments to third parties, including Carlyle-affiliated third parties.

Equity Activity, page 78

23.	On page 78 it states that the Company has $445 million in unfunded capital commitments. We further note the Company made amended Form D filings on December 5, 2016 and March 22, 2017. Please clarify whether these commitments will continue following the offering. In addition, to the extent that the Company is selling securities privately with a draft registration statement under submission, please tell us how the Company is handling its disclosure obligations for both debt and equity investors in those offerings.

Response to Comment 23:

The $445 million in unfunded capital commitments will not continue following the consummation of this offering. The Company’s most recent private offering closed in February 2017, and the Registration Statement for this offering was filed on March 7, 2017. The Company has not accepted, and does not intend to accept, any additional capital commitments prior to the consummation of this offering.

U.S. Securities and Exchange Commission

April 25, 2017

24.	Please present the contractual obligations table in the manner prescribed by Item 303 of Regulation S-K.

Response to Comment 24:

The Company has revised the disclosure as requested on page 74 of Amendment No. 1.

Off Balance Sheet Arrangements, page 78

25.	We note the Company has $64 million in unfunded commitments as of September 30, 2016, excluding commitments to provide capital and loans to the Credit Fund. Please confirm in correspondence that the Company reasonably believes its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments. Please provide us with an explanation supporting this belief.

Response to Comment 25:

The Company confirms that it reasonably believes that its assets will provide adequate coverage to allow the Company to satisfy all of its unfunded commitments, the amount of which, as of December 31, 2016, was $59,767,000.

The bases for the Company’s belief are primarily that (i) the Company generally maintains significant cash and cash equivalents balances, which have averaged $34,329,000 over the previous eight quarters ended with the quarter ended December 31, 2016; (ii) historically the Company’s utilization of its SPV Credit Facility and Credit Facility has averaged 50% over the eight quarters ended December 31, 2016, which has permitted additional borrowings of up to $81,928,000 over the same period based on the computation of collateral to support the borrowings; and (iii) the Company receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $17,596,000 to $151,408,000 per quarter over the eight quarters ended December 31, 2016 and have averaged $76,449,000 per quarter over that period. In addition, as of December 31, 2016, the Company had unfunded commitments of $421,714,000, which is available to be drawn down from the Company’s investors prior to the completion of this offering.

26.	The Company currently has significant commitments to provide capital and loans to the Credit Fund which are not reflected in the unfunded commitments table. On page 79 it states “[g]enerally none of the Company’s commitments to Credit Fund may be called without the Company’s approval.” Briefly explain to us the basis for excluding these commitments from the unfunded commitments table. If the Company is relying on its approval rights, please confirm there are no limits on the Company’s ability to vote against a commitment call.

Response to Comment 26:

The Company notes for the information of the Staff that although the Company has agreed to provide to Credit Fund certain mezzanine loans, those loans cannot be drawn without the prior approval of the Company through its representatives on the board of managers of Credit Fund. Accordingly, the Company has excluded this amount from the table on page 75.

U.S. Securities and Exchange Commission

April 25, 2017

With respect to the Company’s capital commitment, the Company notes that this type of commitment would not be reported in the table on page 75 as it is neither a delayed draw nor a revolving senior secured loan. In addition, as noted in the Company’s response to comments 17 and 20, it is only in a limited instance that the Company does not have the ability to determine whether capital is called by Credit Fund. Finally, as noted in the Company’s response to comment 20, the Company does not treat its commitment to the Credit Fund as a senior security and therefore believes inclusion of such amount in the table would not be appropriate.

Nonetheless, although the Company does not believe its commitment to Credit Fund is an “unfunded commitment”, the Company notes for the information of the Staff that it reasonably believes its estimated assets as of December 31, 2016 will provide adequate coverage to allow the Company to satisfy its commitment to Credit Fund as more fully described in the Company’s response to comment 17.

Business, page 89

Potential Conflicts of Interest, page 94

27.	The disclosure on page 94 states that Carlyle advises other investment vehicles that have terms requiring Carlyle to allocate investment opportunities to them in priority to the Company even though the strategies are similar. Please reconcile this statement to the terms and conditions of the Company’s Co-Investment Order (Release No. 32362 dated November 22, 2016).

Response to Comment 27:

The Company’s Co-Investment Order (Release No. 32362 dated November 22, 2016) (the “Exemptive Relief”) only applies to, among other entities, the Company, NFIC, the SPV, NFIC SPV LLC, the Investment Adviser, and certain future funds advised by the Investment Adviser (or a future investment adviser controlling, controlled by or under common control with the Investment Adviser). As disclosed on pages 7 and 91 of Amendment No. 1, investment opportunities for the entities covered under the Exemptive Relief are required to be allocated in accordance with the Exemptive Relief. The disclosure referred to by the Staff under “Potential Conflicts of Interest” captures allocations of investment opportunities among the Company and other investment vehicles within the broader Carlyle platform that are not covered by the Exemptive Relief. The Company has clarified to the disclosure on page 91 of Amendment No. 1.

28.	Substantial portions of the disclosure on page 99 under Our Regulatory Structure -Regulation as a Business Development Company is repeated on page 148 under Regulation. Please review and revise to eliminate any unnecessarily duplicative disclosure.

Response to Comment 28:

The Company has revised the disclosure as requested on page 97 of Amendment No. 1.

U.S. Securities and Exchange Commission

April 25, 2017

Portfolio Companies, page 105

29.	We note that the Company historically has invested a portion of its assets in collateralized loan obligations (CLOs), including equity tranches. In an appropriate location, but only to the extent material, please quantify the approximate amount of assets the Company will invest in CLOs. Also, to the extent that the Company may invest in Carlyle-affiliated CLOs, or in equity tranches, please discuss the potential for investors to pay duplicative advisory fees.

Response to Comment 29:

The amount of assets the Company currently invests, and expects to invest, in CLOs is not material (approximately $5.2 million as of December 31, 2016, or 0.4% and 0.7% of total assets and net assets, respectively). The Company does not intend to invest in Carlyle-affiliated CLOs or in equity tranches.

30.	In two instances, Prowler Acquisition Corp., and Twenty-Eight, Inc., the Company has reported fair values that are significantly below amortized cost. Please tell us the primary reasons for this and, to the extent that a change in the value of either loan, or any other loan, was material to the results of operations for any period, tell us where and how the Company has told investors about it.

Response to Comment 30:

The Company advises the Staff that the primary reason for the change in the value of the investment in Prowler Acquisition Corp. (“Prowler”) was due to Prowler’s financial underperformance resulting primarily from its exposure to the energy markets. The Company advises the Staff that the change in value of the loans to Prowler was not material to the Company’s results of operations for any period. Prowler’s fair value began to decrease in the first quarter of 2016 and continued to decrease in the second quarter and the third quarters of 2016. The Company disclosed this reduction in fair value in the Schedule of Investments in the Company’s Forms 10-Q filed on May 9, 2016, August 10, 2016 and November 10, 2016. As the energy markets have changed, the fair value of Prowler increased as of December 31, 2016, which was disclosed in the Schedule of Investments in the Company’s most recently filed Form 10-K. The total unrealized loss attributed to the Company’s investment in Prowler totaled only approximately 0.28% of total fair value of the Company’s investments as of December 31, 2016.

The Company advises the staff that the primary reason for the change in value of the investment in TwentyEighty, Inc. (fka Miller Heiman, Inc.) (“TwentyEighty”) was due to Twenty Eight’s financial underperformance resulting primarily from operational issues related to integrating multiple acquisitions. TwentyEighty’s fair value began to decrease in the fourth quarter of 2015 and continued to decrease in the first, second, third and fourth quarters of 2016. The Company disclosed this reduction in fair value in the Schedule of Investments in the Company’s Form 10-K filed on March 11, 2016, its Forms 10-Q filed on May 9, 2016, August 10, 2016 and November 10, 2016 and its most recently filed Form 10-K. In January 2017, the Company’s first lien loans to TwentyEighty were converted as part of a restructuring into new term loans and equity. As a result, the Company realized a loss of approximately $7.7 million in January 2017, which was disclosed as a subsequent event in the Company’s most recently filed Annual

U.S. Securities and Exchange Commission

April 25, 2017

Report on Form 10-K. The total realized loss attributed to the Company’s investment in TwentyEighty totaled only approximately 0.54% of the total fair value of the Company’s investments as of December 31, 2016.

Management, page 113

31.	Briefly describe the composition and responsibilities of your Pricing Committee.

Response to Comment 31:

The Company intends to terminate the Pricing Committee as a standing committee prior to the consummation of this offering. Accordingly, the Company has revised the disclosure on page 109 of Amendment No. 1.

The Pricing Committee is currently composed of Messrs. Hart and Nestor. The Pricing Committee was formed to assist the Company with pricing terms when it calls capital from its private investors. The responsibilities of the Pricing Committee are to approve the offering price of shares of the Company’s common stock in accordance with the Company’s valuation policies, and to ensure that the Company does not sell its common stock (i) at a price below the net asset value of such common stock, as required by Section 23 of the Investment Company Act, as made applicable to BDCs by Section 63 of the Investment Company Act, or (ii) at a price above the net asset value of such common stock as of the most recently completed fiscal quarter.

The Company may form an ad hoc pricing committee in connection with this offering. The duties of this ad hoc pricing committee would be to approve the pricing terms of this offering, such as the number of shares to be sold, the initial public offering price per share and underwriting discounts.

Compensation of Independent Directors, page 119

32.	Please tell us the reason(s) for Mr. Rankowitz’s resignation from your Board. In responding, please confirm that there were no material conflicts, disagreements, or other issues between Mr. Rankowitz and the Company, Board, or Advisor.

Response to Comment 32:

As previously disclosed in Item 5, Other Information, of the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 (filed on November 10, 2016), Mr. Rankowitz resigned from his position as Independent Director of the Board of Directors of the Company effective November 9, 2016. Mr. Rankowitz resigned in order to pursue other interests. In connection therewith, Mr. Rankowitz also resigned as a member of the Audit Committee and the Pricing Committee. There were no material conflicts, disagreements, or other issues between Mr. Rankowitz and the Company, the Board or the Investment Adviser.

U.S. Securities and Exchange Commission

April 25, 2017

Compensation of Executive Officers, page 120

33.	We note the statement that the Company reimburses the Administrator an allocable portion of the compensation paid to the Chief Financial Officer and Chief Compliance Officer. Please confirm that these and any other indirect payments are included in the disclosure of fees paid to your Administrator.

Response to Comment 33:

The Company confirms that reimbursements to the Administrator of an allocable portion of the compensation paid to the Chief Financial Officer and Chief Compliance Officer, and any other indirect payments, are included in the disclosure of fees paid to the Administrator. Such direct and indirect payments are disclosed on pages 123 and 124 of Amendment No. 1 under “Certain Relationships and Related Party Transactions—Administration Agreement.”

Investment Advisory Agreement, page 122

34.	Please revise to highlight that the Company’s Base Management Fee is based on average gross assets while the Incentive Fee uses net assets; explain the reasons and implications behind each choice.

Response to Comment 34:

The Company has revised the disclosure as requested on page 30 of Amendment No. 1 under “Risk Factors—Risks Related to Our Business and Structure—We may be obligated to pay our Investment Adviser incentive compensation even if we incur a loss”.

The Company uses net assets to calculate the hurdle rate related to the incentive fee because this is standard practice among externally managed BDCs, such as Ares Capital Corporation, Apollo Investment Corporation and Golub Capital BDC, Inc.

Certain Relationships and Related Party Transactions, page 131

35.	The disclosure states that the Company has policies and procedures in place to screen transactions for any possible affiliations “between the proposed portfolio investment, [you], companies controlled by [you], stockholders that own more than 5% [of your stock] and [y]our employees and Directors.” Please tell us why this language does not also reference the Advisor. In addition, please tell us if this policy is designed to assist the Company in complying with Section 17(a) and the restrictions associated with the co-investment exemptive relief. If so, please revise accordingly. If not, please explain how the Company ensures compliance.

Response to Comment 35:

The Company inadvertently excluded the Adviser and has revised the disclosure on page 123 of Amendment No. 1 to clarify.

U.S. Securities and Exchange Commission

April 25, 2017

The above referenced policies and procedures are designed to assist the Company in complying with the applicable sections of the Investment Company Act and the rules thereunder, the rules under Section 17 of the Investment Company Act as applied to BDC’s through Section 57(i) of the Investment Company Act, and the restrictions associated with the Company’s Exemptive Relief. Accordingly, the Company has revised the disclosure as requested on page 123 of Amendment No. 1.

36.	Please disclose the dollar amounts paid under your Investment Advisory Agreement and Administration Agreement, as well as payments made to any other related party, for each period covered by the financial statements. In lieu of this, provide a cross reference to where this disclosure is made.

Response to Comment 36:

The Company has revised the disclosure as requested on page 123 of Amendment No. 1.

Description of Capital Stock, page 138

37.	Please remove the statement that “[the] summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws ...”

Response to Comment 37:

The Company has revised the disclosure as requested on page 129 of Amendment No. 1.

38.	We note the disclosure that the Company’s Bylaws contain a provision exempting all acquisitions by any person from the provisions of the Control Share Act. Please consider whether the detailed discussion of the Control Share Act that precedes this statement can be truncated, in light of your Bylaw provision.

Response to Comment 38:

The Company has revised the disclosure as requested on page 133 of Amendment No. 1.

Accounting Comments

39.	We note the disclosure on page F-25 that offering costs are charged against equity when incurred. Please note that offering costs for a closed-end fund with a continuous offering period should be recognized as a deferred charge and amortized to expense over a 12-month period. See comment one of your comment response letter dated October 12, 2016.

Response to Comment 39:

As described in the Company’s comment response letter dated October 12, 2016, the Company agreed to reimburse its Investment Adviser, for initial organization and offering costs incurred on behalf of the Company up to $1,500,000. The Company confirms that any additional offering costs will be recognized as a deferred charge and amortized to expense over a 12-month period.

U.S. Securities and Exchange Commission

April 25, 2017

40.	Please file a signed audit report and consent with your first public filing. In addition, please ensure that you include updated financial statements and related disclosures through at least December 31, 2016.

Response to Comment 40:

A signed audit report and consent will be provided with the Company’s first public filing. The updated financial statements and related disclosures through December 31, 2016 have been included in Amendment No. 1.

* * * *

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter or Amendment No. 1. Thank you for your assistance.

Sincerely,

/s/ Monica J. Shilling

Monica J. Shilling

cc:     Michael A. Hart, TCG BDC, Inc.

Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

May 15, 2017

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Williamson, Senior Counsel

Mr. Jason Fox, Senior Staff Accountant

Re:	TCG BDC, Inc. (f/k/a Carlyle GMS Finance, Inc.)

Confidential Draft Amendment No. 1 to Registration Statement on Form N-2

Submitted April 25, 2017

File No. 377-01512

Dear Mr. Williamson:

On behalf of TCG BDC, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received verbally during the telephone conversation on May 8, 2017 relating to the above-referenced registration statement (the “Amendment No. 1”) of the Company which was previously filed with the Commission on Form N-2 on April 25, 2017.

The Company is concurrently filing via EDGAR an amended Registration Statement on Form N-2 (“Amendment No. 2”), marked against the Amendment No. 1 in accordance with Rule 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff verbally provided by you in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.

General

1.	We note your response to Comment 2 of the previous comment letter and have seen the preliminary proxy that has been filed with respect to the proposed merger with NF Investment Corp. (“NFIC”). Please update us on the proposed timing of the merger with NFIC relative to the IPO. Please update us on the information you anticipate providing to IPO investors regarding the potential merger with NFIC in the prospectus.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

May 15, 2017

Response to Comment 1:

The Company has revised the disclosure as requested on pages 7, 8, 9, 42, 43, 104, 105 and 106 of Amendment No. 2 to include certain information about the combined company. While there can be no assurance as to the exact timing, or that the merger with NFIC will be completed at all, the Company expects the merger to be completed in early June after the roadshow has commenced. The Company currently expects the IPO to price in mid-June depending on market conditions and other factors.

The Company has not included full pro forma financial statements for the NFIC Acquisition. Under Regulation S-X 210.11-01(b), a business combination is considered significant if “a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in §210.1-02(w), substituting 20 percent for 10 percent each place it appears therein.” Under Regulation S-X §210.11-01(b) and §210.1-02(w), the significant subsidiary test takes place as of the last fiscal year end. As of December 31, 2016, the NFIC Acquisition did not meet any of the significant subsidiary tests on a 20 percent basis pursuant to the conditions specified in Regulation S-X §210.1-02(w).

2.	We note your response to Comment 11 of the previous comment letter. Given the special role that underwriters play, we believe effective conflicts disclosure is both quantitative and qualitative and that you should specifically identify underwriters with whom you have a material relationship. While you currently disclose certain underwriters may receive more than 5% of the proceeds, this may be insufficient if certain underwriters are expected to receive amounts that are materially in excess of 5%. Please consider updating your disclosure.

Response to Comment 2:

The Company will update the disclosure as requested on page 57 of Amendment No. 2 to reflect the names and expected percentage of proceeds to be received of any underwriters who will receive more than 5% of the proceeds of the offering.

3.	We note your response to Comment 17 and Comment 20 of the previous comment letter. We are still considering the question regarding whether the pledge agreement creates a senior security. It appears to us that the pledge agreement obligates the Company to contribute its assets to Credit Fund if an event of default occurs under the Credit Fund Sub Facility. The Company’s assets would then be used to repay Credit Fund’s borrowings. Please explain to us how this is different from a typical debt guarantee and why it doesn’t represent a potential claim on the Company’s assets. To the extent you would like to submit further legal analysis or an opinion of counsel, we are willing to consider those items. Also, we note that you have underlined certain language in Section 2(b) of the response to Comment 20. Please explain what this language means and how it supports your assertion that the Company is subject to capital calls only in limited circumstances.

2

U.S. Securities and Exchange Commission

May 15, 2017

Response to Comment 3:

The Company’s obligation under the Pledge, Security Agreement and Assignment of Capital Commitments, dated June 24, 2016, relating to the Credit Fund Sub Facility (the “Pledge Agreement”) differs from a typical debt guarantee in several respects. First, the Pledge Agreement is in respect of the Company’s agreement to contribute equity capital to Credit Fund and is contingent on the occurrence and continuance of an event of default under the Credit Fund Sub Facility. Accordingly, in the unlikely event that an event of default were to occur and be continuing under the Credit Fund Sub Facility and the collateral agent thereunder (the “Collateral Agent”) called capital, then unlike a typical debt guarantee, the Company’s investment in Credit Fund would be increased due to the contribution of capital to Credit Fund. In addition, in the “typical” debt guarantee, the guarantor is obligated to pay the lender. The Company has no such obligation. Instead, its obligation is to make a capital contribution which results in a concurrent investment in the direct obligor, which amount is required pursuant to the terms of the Credit Fund Sub Facility and the Pledge Agreement to be used by or on behalf of the direct obligor (Credit Fund Sub) to make a payment to the lenders. In this case, there is an instantly created asset on the balance sheet of the Company. In addition, most “typical” debt guarantees do not include a feature pursuant to which the guarantor can unilaterally reduce the amount of the guarantee. In contrast, the Pledge Agreement contains a feature pursuant to which the Company and Credit Partners USA LLC (“Credit Partners”), each a member of Credit Fund, may reduce the amount of capital that is pledged. Moreover, the Company and Credit Partners have the express right to approve the amount of indebtedness at Credit Fund. While one could take the position that the lenders’ rights under the Pledge Agreement represent a “potential” claim on the Company’s assets, such claim is subject to the satisfaction of several conditions, including but not limited to the Company’s right to cure an event of default before the Collateral Agent is able to call capital.

You also asked the Company to explain the underlined language included in the Company’s response to Comment 20 and how it supports that the Company is subject to capital calls only in limited circumstances. Under the Credit Fund’s Limited Liability Company Agreement, the “Administrative Agent” (which is the “Assignor” referred to in the response to Comment 20) can call capital only if each member of Credit Fund, through its equal representation on the board of managers of Credit Fund, has approved the capital call. The only exception to approval of the members of Credit Fund is that when an “Event of Default” had occurred and is continuing under the Credit Fund Sub Facility, then the Collateral Agent (which is the “Assignee” referred to in the response to Comment 20) would have the rights to call capital pursuant to the rights granted to it under the Pledge Agreement. In all other circumstances the Company must approve capital calls. The underlined language notes that certain rights under Credit Fund’s Limited Liability Company Agreement will not be available if the exercise of those rights would “give rise to an Unmatured Event of Default or an Event of Default or would result in a Borrowing Base Deficiency”. We highlighted that language not because it is a further limitation on the Company’s control over the right to call capital but instead because it limits the Administrative Agent’s right to call capital if the exercise of those rights would give rise to certain Events of Default (which could, in turn, be a trigger under the Pledge Agreement).

The Company reiterates its belief that its commitment to fund equity capital to Credit Fund is not a “senior security” for several reasons. As an initial matter, a pledge agreement is a non-transferrable right of the pledgee and not otherwise a “security”, let alone “senior” security. The Company’s commitment is not a liability for accounting purposes and is simply not “evidence[s] of indebtedness” bearing any “similarity” to a “bond, note or debenture” as required by section 18(g) of the 1940 Act.

3

U.S. Securities and Exchange Commission

May 15, 2017

Even if generally accepted accounting principles required the Company to consolidate Credit Fund, the “contingent” nature of the obligation under the Pledge Agreement would cause it not to appear on the Company’s balance sheet as a liability of the Company.

The Company also notes that Credit Fund is a portfolio company. In that respect the Company believes that the contingent nature of the “obligation” to fund capital to Credit Fund upon and subject to an event of default is analogous to a business development company’s contingent “obligation” to fund a revolving loan commitment to a portfolio company. Subsequent to the publication of proposed Rule 18f-4, the Company believes that the Staff has not required business development companies to treat such contingent obligations as “senior securities” so long as the business development company has made certain representations. As noted in the Company’s response to Comment 25 in its letter to the Staff dated April 25, 2017, the Company believes that it can make such representations with respect to Credit Fund.

The Company has considered the applicability of a no-action letter issued to Highland Capital Corp. (“Highland”) by the Commission (the “Highland NAL”) to its facts.1 In the Highland NAL, the Staff stated that it would not recommend that the Commission take any action if Highland, a registered closed-end fund, did not treat as a “senior security” a promissory note issued by Highland’s wholly owned subsidiary that provided that, upon the occurrence of an event of default, the holder thereof would only have recourse to the collateral securing the promissory note as a source for the repayment of the then outstanding amount of principal and interest due and owing on the promissory note. The Company believes that the position in the Highland NAL does not conflict with the position it has taken. In recommending that the Commission not take action, the Staff noted that “Highland had no legal obligation to repay the Promissory Note or the interest due thereon.” Similarly, the Company also has no obligation to repay the debt of Credit Fund Sub, a wholly owned subsidiary of Credit Fund and the borrower under the Credit Fund Sub Facility. Instead, the Company’s obligation upon the occurrence and continuation of an Event of Default is to fund capital to Credit Fund. The requesting party in the Highland NAL noted that Highland’s financial statement treatment should govern its investment in its wholly owned subsidiary, and the promissory note issued by the wholly owned subsidiary would not appear in Highland’s financial statements even if the wholly owned subsidiary was consolidated. As noted above, such a view would support the Company’s position that its obligation under the Pledge Agreement should not being treated as a “senior security”.

The Company has also considered the applicability of Section 61(a)(4) of the Investment Company Act to its facts. Section 61(a)(4) provides a methodology for determining the amount of “senior security” in respect of a guarantee of indebtedness issued by a business development company. The Company respectfully submits that because the Company has not issued a guarantee of indebtedness of another company Section 61(a)(4) is inapplicable to the Company.    The Company confirms to the Staff that if it issues a guarantee of indebtedness of another company it will apply Section 61(a)(4) to the extent applicable.

[1]	See Highland Capital Corp., SEC Staff No-Action Letter (publicly available on June 30, 1977).

4

U.S. Securities and Exchange Commission

May 15, 2017

The Company acknowledges that if Rule 18f-4 is adopted by the Commission in the form proposed in Release IC-31933, then the rights granted under the Pledge Agreement would likely constitute a “financial commitment transaction”. However, even in that instance, the Company believes that it would have “qualifying coverage assets” (as defined in proposed Rule 18f-4) available to permit the Company to operate in accordance with the provisions.

Finally, the Company notes that the lenders under the Credit Fund Sub Facility are banks.

Summary, page 5

4.	We note the new disclosure added regarding the Adviser purchasing shares in the open market and shares awarded to the Adviser’s employees based on a plan. Please advise whether the plan imposes any holdings restrictions on these shares. In addition, please clarify whether these purchases will be made pursuant to a 10b5-1 plan.

Response to Comment 4:

The Company has determined not to implement the plan referred to in the above comment following the completion of this offering. Accordingly, the Company has revised the disclosure on pages 4, 17, and 101 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 57

5.	We note your response to prior Comment 14 and the statement you have added to the overview of MD&A that you expect portfolio composition will change over time given your Adviser’s views on, among other things, the economic and credit environment. Please revise your overview to address any known trends and uncertainties, including any economic and credit trends, that have impacted you or that you reasonably believe may impact your results of operation and portfolio composition. See 303(a)(3) of Regulation S-K.

Response to Comment 5:

The Company respectfully submits that it is not aware of any known trends or uncertainties that have impacted or may impact the Company’s results of operation and portfolio composition that have not been disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 62

6.	We note an increase in your internal risk rating 4 from 1.12% to 5.77% between 2015 and 2016. To the extent material, please discuss any economic or credit trends or any changes in your investment strategy that have impacted or may in the future impact your results of operations. If a material trend is apparent from your internal risk rating table, your overview should address the underlying causes of such trend so investors may understand the business through management’s eyes.

5

U.S. Securities and Exchange Commission

May 15, 2017

Response to Comment 6:

The Company notes for the information of the Staff that the increase in the internal risk rating for Category 4 to 5.77% as of year-end is due to matters relating to specific portfolio companies. The Company does not believe that the increase in Category 4 is indicative of a material economic or credit trend associated with its portfolio companies generally or any change in its investment strategy. Because the Company does not believe a material trend is apparent from the increase in Category 4, the Company has not added additional disclosure to its overview.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 67

7.	We note the statement that investment opportunities for Credit Fund are sourced primarily by you and your affiliates. Please clarify who pays for sourcing these opportunities and how you allocate opportunities between the Company and Credit Fund.

Response to Comment 7:

The fees and expenses associated with sourcing these opportunities are allocated in accordance with the opportunity. For example, if Credit Fund takes the investment opportunity, then Credit Fund is allocated the fees and expenses associated with sourcing that investment opportunity. Alternatively, if the Company and Credit Fund co-invest in an investment opportunity, the sourcing fees and expenses are allocated to the Company and Credit Fund pro rata based on the amounts of their respective investments.

Investment opportunities are allocated between the Company and Credit Fund in a manner consistent with our Investment Adviser’s allocation policies and procedures. In practice, asset level yields tend to be the primary determining factor for allocating opportunities between the Company and Credit Fund where only one such entity participates in an investment opportunity. The target yield threshold for Credit Fund is lower than the target yield threshold for the Company.

8.	We note your response to Comment 27 regarding the Company’s Exemptive Relief. Please address why certain entities were not included in the Exemptive Relief and whether or not they have ever participated in a negotiated transaction with the Company. Also, please address whether or not those entities get priority over the Company in allocations and whether or not the Board of the Company was advised of that fact.

Response to Comment 8:

The Company respectfully submits that the Exemptive Relief applies to the applicants named in the Exemptive Relief, including the Company and the Investment Adviser, and, among other entities, certain future funds advised by the Investment Adviser (or a future investment adviser controlling, controlled by or under common control with the Investment Adviser). In the Exemptive Relief, it is specifically noted that all such entities that intended to rely upon the Exemptive Relief had been named as applicants, and that any other such existing or future entity that would rely on the Exemptive Relief in the future would comply with the terms and conditions of the Exemptive Relief. Due to the size and complexity of Carlyle and the large number of investment advisers and funds within its investment platform, as a business matter, investment funds, accounts and other similar arrangements not managed by the Investment Adviser currently do not rely on the Exemptive Relief to co-invest with the Company. To the Company’s knowledge, such entities have not participated in any negotiated transactions with the Company.

6

U.S. Securities and Exchange Commission

May 15, 2017

Investment opportunities between the Company and entities that currently do not rely on the Exemptive Relief are allocated in accordance with the Investment Adviser’s and Carlyle’s other allocation policies and procedures, which are designed to allocate investment opportunities fairly and equitably among their clients over time, taking into account a variety of considerations. Importantly, and as disclosed by the Company in its prospectus, the Investment Adviser’s investment team forms the exclusive Carlyle platform for U.S. middle market debt investments, which reduces the likelihood of investment funds, accounts and other similar arrangements not managed by the Investment Adviser having priority over the Investment Adviser’s clients with respect to investment opportunities that fall within the Company’s investment objective. Under limited circumstances, it is possible that entities that currently do not rely on the Exemptive Relief may get priority over the Company in allocations, provided that such allocations are in accordance with the applicable allocation policies and procedures, which take into account considerations such as the sourcing of the transaction and the nature of the investment focus of the clients involved, among other considerations, to ensure fairness and equity in allocation over time. The Board of the Company has been advised of the Investment Adviser’s, including Carlyle’s, allocation policies and procedures that are relevant to the Company.

* * * *

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter or Amendment No. 2. Thank you for your assistance.

Sincerely,

/s/ Monica J. Shilling

Monica J. Shilling

cc:	Michael A. Hart, TCG BDC, Inc.

7

TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:       Mr. Jay Williamson, Senior Counsel

May 18, 2017

Re:	TCG BDC, Inc. (f/k/a Carlyle GMS Finance, Inc.)
Confidential Draft Amendment No. 1 to Registration Statement on Form N-2
Submitted April 25, 2017
File No. 337-01512

Dear Mr. Williamson:

On behalf of our client, TCG BDC, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in a telephone conversation on May 12, 2017 relating to the above-referenced registration statement (the “Amendment No. 1”) of the Company, which was previously filed with the Commission on Form N-2 on April 25, 2017.

This letter is being filed electronically via the EDGAR system.

For the Staff’s convenience, the Staff’s verbal comments are set forth below in bold, followed by the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1.

General

1.	We reviewed your recent correspondence addressing the question of whether the Pledge Agreement between Credit Fund Sub and Citibank is a senior security. Having reviewed your responses, we are of the view that the Pledge Agreement is the economic equivalent of a guarantee and thus should be covered as a senior security in a manner prescribed by Section 61(a)(4) of the Investment Company Act. Please include in your response what the Company’s position is with respect to the maximum potential liability for purposes of Section 61(a)(4).

In addition, in order to facilitate investor understanding, please revise your discussions of Credit Fund Sub Facility to: (i) address the material terms of the Pledge Agreement; (ii) address the material terms of the accordion feature, including any conditions to its exercise, and if the conditions are within the Company’s control, please state as well; and (iii) disclose the amount of borrowing under the Credit Fund Sub Facility, the amount of assets that Credit Fund Sub pledged as collateral, and any potential amount that TCG BDC will need to pay if an event of default occurred on the balance sheet date. Please clarify any additional terms of the Credit Fund Sub Facility designed to protect the lenders, for example, how are loan payments dealt with. Please confirm similar disclosure will be provided in the Company’s periodic reports going forward.

Company’s Response:

The Company acknowledges, without agreeing with the Staff, the Staff’s position that the Pledge Agreement is a senior security for purposes of addressing the amount of senior security created by the Pledge Agreement that would need to be covered for purposes of the asset coverage requirements of Sections 18 and 61 of the Investment Company Act.

Consistent with the Staff’s position, the Company has considered Section 61(a)(4) of the Investment Company Act, which generally provides that the senior security created by a guarantee issued by a business development company of indebtedness issued by another company for purposes of measuring the asset coverage requirements of Section 18(a) of the Investment Company Act is the “amount of the maximum potential liability less the fair market value of the net unencumbered assets (plus the indebtedness which has been guaranteed) available in the company whose debts have been guaranteed.” Applying the Staff’s position, the Company believes that a senior security created by the Pledge Agreement determined in accordance with Section 61(a)(4) would be the amount of the Company’s “maximum potential liability” under the Pledge Agreement, because all of the assets of Credit Fund Sub are pledged as collateral to secure its indebtedness under the Credit Facility Sub Facility and thus there are no “unencumbered assets.” The Company notes for the information of the Staff that as of March 31, 2017, Credit Fund Sub had assets of $534 million, all of which were pledged as collateral for $367 million of Credit Fund Sub indebtedness. The Company believes that such over-collateralization is the economic equivalent of unencumbered assets for which the Company should get credit under Section 61(a)(4).

Moreover, the Company believes that its “maximum potential liability” under the Pledge Agreement as of a given date is the lesser of (i) the total amount of its unfunded capital commitments pledged under the Pledge Agreement then in effect and (ii) the borrowings outstanding under the Credit Fund Sub Facility as of that date. Under the second amended and restated limited liability company agreement of Credit Fund (the “LLC Agreement”), after each capital call from the Company and Credit Partners USA LLC (“Credit Partners”), each a member of Credit Fund, Credit Fund requests a reduction of the unfunded capital commitments pledged under the Pledge Agreement (the “JV Capital Pledge Amount”) to no more than (x) the aggregate amount of the capital commitments of the Company and Credit Partners, minus (y) the aggregate amount of capital commitments called to date. Under the Credit Fund Sub Facility, such request for reduction becomes effective automatically provided that certain certifications are made, including, among other certifications, that no unmatured event of default or borrowing base deficiency exists or would result from the proposed reduction. The Company notes that if its unfunded capital commitments pledged under the Pledge Agreement exceeds the borrowings outstanding under the Credit Fund Sub Facility, its “maximum potential liability” under the Pledge Agreement is the amount of the borrowings outstanding under the Credit Fund Sub Facility as opposed to the maximum commitments by the lenders under the Credit Fund Sub Facility, because under the LLC Agreement investments by Credit Fund Sub (and therefore further borrowings) are subject to the approval by the investment committee of Credit Fund, on which the Company and Credit Partners have equal representation. The Company notes also that in the ordinary course each of the Company and Credit Partners is equally liable for any Credit Fund capital call and that it is only if Credit Partners defaults in meeting its obligation to fund a capital call by the lenders pursuant to the Pledge Agreement that the Company would be liable to fund Credit Partners’ capital call (up to the amounts of the Company’s unfunded capital commitment). In addition, if Credit Partners defaults, the Company has remedies available to it under the LLC Agreement against Credit Partners. The Company further notes that under the LLC Agreement, the entry of any credit facility or any material modification or waiver of the terms of a credit facility is subject to the approval by the board of managers of Credit Fund, on which the Company and Credit Partners have equal representation. Finally, the Company supplementally advises the Staff that the Credit Fund Sub Facility does not have an accordion feature.

Treating the Pledge Agreement as a guarantee and applying the methodology in Section 61(a)(4) as described above, as of March 31, 2017, the amount of a senior security created by the Pledge Agreement would be $354,499,000, which represents the lesser of the Company’s unfunded capital commitments pledged under the Pledge Agreement of $354,499,000 then in effect and borrowings of $367,375,000 under the Credit Fund Sub Facility. As set forth on the Commission’s webpage for the Division of Investment Management under the caption “Registered Investment Company Use of Senior Securities — Select Bibliography,” the Commission and the Staff have indicated that they will not object to investment companies’ engaging in such transactions without complying with the asset coverage and other requirements of Sections 18(a)(1) and 18(f)(1), provided that the investment companies segregate assets, or otherwise “cover” their obligations under the instruments, consistent with Commission and Staff guidance. The Company believes that consistent with such guidance, the amount of any “senior security” created by the Pledge Agreement should be zero as the Company reasonably believes that its assets, including its ability to call capital from the Company’s investors with 10 business days’ advance notice, will provide adequate coverage to allow the Company to satisfy the senior security created by the Pledge Agreement. The bases for the Company’s belief are primarily that (i) the Company generally maintains significant cash and cash equivalents balances, which have averaged $38,645,000 over the previous eight quarters ended with the quarter ended March 31, 2017; (ii) historically the Company’s utilization of its SPV Credit Facility and Credit Facility has averaged 49.13% over the eight quarters ended March 31, 2017, which has permitted additional borrowings of up to $85,495,000 over the same period based on the computation of collateral to support the borrowings; and (iii) the Company receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $28,146,000 to $190,967,000 per quarter over the eight quarters ended March 31, 2017 and have averaged $98,121,000 per quarter over that period. In addition, as of March 31, 2017, the Company had unfunded equity capital commitments of $473,514,000, which are unconditionally available to be drawn down from the Company’s investors with 10 business days’ advance notice. The Company believes that the strength of its asset in the form of the unconditional right to call capital from investors is evidenced by the fact that in the past the Company borrowed against these capital commitments.

The Company believes that this position is consistent with the Staff’s position with respect to contractual obligations of a business development company to make loans up to a specified amount at future dates to its portfolio companies, such as funding obligations under revolving credit facilities or delayed draw term loans. The Company notes that the JV is a portfolio company of the Company and, like an investment in any other portfolio company, a capital call for purposes of the Pledge Agreement represents a further investment in a portfolio company, a feature which distinguishes the obligation under the Pledge Agreement from a traditional guarantee. In this respect the Company believes that to the extent that the Pledge Agreement results in an uncovered senior security for asset coverage purposes, then the Company has created an asset in an equivalent amount for which it should receive credit in determining its asset coverage. Moreover, the Company notes for the information of the Staff that if Rule 18f-4 is adopted by the Commission in the form proposed in Release IC-31933, then the rights granted under the Pledge Agreement would likely constitute a “financial commitment transaction”. However, even in that instance, the Company believes that it would have “qualifying coverage assets” (as defined in proposed Rule 18f-4) available to permit the Company to operate in accordance with the provisions of the proposed Rule.

The Company confirms that, for so long as the Pledge Agreement remains in effect, it will include in the next amendment of the Registration Statement on Form N-2 as well as in the Company’s periodic reports going forward the disclosures requested to the extent applicable.

Finally, without necessarily agreeing with the Staff’s position but agreeing to treat the Pledge Agreement in accordance with that position subject to further discussion with, or further guidance from, the Staff with respect to its position, the Company notes that, as a result of Credit Fund’s business and risk mitigation planning, the Credit Fund Sub Facility contains a provision that permits the Company and Credit Partners to request a reduction of the JV Capital Pledge Amount to zero, in effect “unwinding” the Pledge Agreement. The Company and Credit Partners intend to exercise that provision to unwind the Pledge Agreement prior to the completion of its initial public offering. At such time, it is the Company’s position that because it unilaterally controls every call of capital of Credit Fund, its capital commitment to Credit Fund is not a “senior security”.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Michael A. Hart, TCG BDC, Inc.